EXHIBIT 99.1

News Release



Contact: Corporate Communications
Phone: (713) 324-5080
Address: 1600 Smith Street, Houston, TX 77002

EXPRESSJET HOLDINGS, INC., UPDATES GROWTH PROJECTIONS

CEO Jim Ream to present at Raymond James Institutional Investor Conference

HOUSTON, March 3, 2003 – ExpressJet Holdings, Inc. (NYSE: XJT) today updated long-term capacity growth projections for the all-jet regional air carrier. The company currently forecasts compound annual growth rates in available seat miles of approximately 15.5 percent for the period of 2002 through 2007, based on firm aircraft deliveries.

President and CEO Jim Ream will include the information presented above to investors and financial analysts on March 4, 2003, at 11:10 a.m. EST during his presentation at the Raymond James 24th Annual Institutional Investors Conference in Orlando, Fla.

A live webcast of the audio portion of the presentation will be available in the "Investor Relations" section of ExpressJet's corporate website at expressjet.com. The webcast also will be available online for 14 days following the conference.

ExpressJet Airlines – *Air Transport World's* 2003 Regional Airline of the year – employs more than 5,600 people and provides Continental Airlines with all of its regional jet airline capacity at its New York, Houston and Cleveland hubs, with approximately 1,000 daily departures and service to 114 destinations in 35 states, the District of Columbia, Mexico and Canada. Continental Express, operated by ExpressJet Airlines, Inc., offers advance seat assignments and OnePass frequent flyer miles, which can be redeemed anywhere in the world Continental and its alliance carriers fly. ExpressJet Airlines is owned by ExpressJet Holdings, Inc. For more information, visit expressjet.com.

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Portions of this news release contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements reflect our expectations about future events and are subject to uncertainties, many of which are outside our control. Some of the known risks that could significantly impact revenues, operating results and capacity include, but are not limited to, our dependence on our capacity purchase agreement with Continental Airlines; our dependence on Continental Airlines' financial and operational strength; labor costs and relations, including the results of union contract negotiations; flight disruptions as a result of operational matters; deliveries of additional aircraft; our ability to implement our growth strategy; regulatory developments and costs, including the costs and other effects of enhanced security measures and other possible Federal Aviation Administration requirements; our high leverage; certain tax matters; competition and industry conditions; and the seasonal nature of the airline business. Additional information concerning these risk factors are described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2002. In light of these uncertainties, the events described in the forward-looking statements of this news release might not occur or might occur to a materially different extent than described in this presentation. We undertake no duty to update or revise any of our forward-looking statements, whether as a result of new information, future events or otherwise.

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